
the HUSTLE

The Hustle

The Hustle is a media company producing daily email newsletters that cover business news in a fun, irreverent and intelligent voice. Edit Profile

$500	$6,500,000	Convertible Note
Minimum	Valuation cap	Security Type

The Hustle is offering securities under Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile and accompanying offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures on the offering's profile. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Subscribers
200,000+

Net Promoter Score
73

- $20K average monthly advertising revenue, growing 40% monthly (since June 2016)
- $490K total events revenue(16 months) from 3,500 attendees
- Profitable (Since August)
- Investors include successful entrepreneurs and media founders, such as Tim Chen (Founder of Nerdwallet), Matthew Brimer (Founder of General Assembly), and Tucker Max (New York Times best-selling author)
- 2x the industry's open rate and 18x online advertisement click-through rate

- Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Convertible Note
- Valuation Cap: US $6,500,000

The Hustle is a community of sharp, rebellious, and ambitious do-ers. Our signature product is a daily email. Every weekday morning we send out important current events to young professionals throughout the world using our bold, irreverent, and authentic voice to cut through the nonsense.

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The Problem

CNBC, Bloomberg, The Wall Street Journal...these are all well-known brands, but do young people read and love them? Nahhh.

We believe the millennial generation is overwhelmed with information on a daily basis. Our social feeds have become cluttered with questionable content and, because most digital media sites chase pageviews to pay the bills, it's difficult to know which news to trust as writers are incentivized to shock versus inform.

This, from what we've noticed, creates a horrible cycle: writers have to churn out dozens of articles a day to meet their pageview quota and readers are fed content that is more like a commodity than a legitimate news source.

The Solution

Our first product, the daily email, uses our bold and irreverent voice to cut through the noise and tells our community the news they need to start their day and how it impacts them. Think *The Wall Street Journal* meets *The Daily Show*. Or Walter Cronkite mixed with Carson Daly in the '90s. That's our goal.

And because we're email first and driven by subscribers, not page views, we've been able to thrive with a small team of writers. This allows us to put most of our resources into growth via tech and marketing, and not clickbait-like content designed only to capture attention without delivering substance.

Pitch Deck

Highlights   Overview

Gallery   Media Mentions

Team Story   Q&A with Founder

Term Sheet   Financial Discussion

Market Landscape

Data Room

✉ SeedInvest

the HUSTLE

INVESTMENT DECK

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Product & Service

As mentioned above, our first product is The Hustle Daily, an email that informs our readers about what's going on in the world of business, tech, and culture, why they should care, and what it means for them.

We also host conferences throughout the year to strengthen our community. These events include Hustle Con, a 1,500-person event for our entrepreneurial users, Con Con, a 400-person event for content creators (dumb name, we know), and a monthly lecture series in San Francisco.

As we grow our readership, we plan on releasing more digital products and features to help our audience make better decisions.

Gallery



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The Definition of Hustle - Hustle Con 2015



Media Mentions

Highlights

Gallery

Team Story

Term Sheet

Market Landscape

Data Room

✉ SeedInvest

Overview

Media Mentions

Q&A with Founder

Financial Discussion





Team Story

Sam Parr, CEO & Co-Founder

In 2014, after my co-founder (John Havel) and I sold our last startup, I began looking for the next "big idea."

But, like most people who go out searching for such a strange thing, I couldn't find it. So, to kill time until I found the big idea, I hosted a live event. The concept was to make a boring conference feel like a fun concert. Instead of musicians though, I had 12 entrepreneurs come and speak about how they built their businesses. I called the event Hustle Con. At least this way I could be around lots of different ideas and perhaps stumble across what I was looking for.

And so with only 7 weeks until the event, I launched HustleCon.com and quickly found speakers, a venue, and a couple sponsors. To get the word out, I created funny and informative content and sent it out via email to some friends. Word spread fast, and ~350 attendees.

Surprised at how popular the event was, I took some time to reflect. Maybe this has some legs, I thought.

So, about 6 months after Hustle Con, I called John Havel, my old co-founder, and convinced him to host another Hustle Con with me. Like the first event, we found speakers, a venue, and sponsors. And most importantly, we created content to get the word out. Tons of content. This time though, we had 500+ people attendees. The event went wonderfully. But more importantly, we now had thousands of people subscribe to our email as word about our content spread.

After the event, we asked ourselves why so many people came. Was it that unique of a concept? Maybe. But after talking to our customers we realized that the biggest reason why people attended was because they had seen and loved all the content that we created. Unlike other content producers out there, we had a voice. Based on our research, our users loved that we were conversational, irreverent, funny, and intelligent. They liked that we wrote as if it were two friends talking with one another.

And so a month after Hustle Con 2, we decided to launch The Hustle. The idea was simple. Just like the way Vice built a massive brand using political content often ignored by the CNNs and Fox News of the world, we wanted to do the same with business news. Prior to launch, we raised $320,000 mostly from past Hustle Con speakers, all of whom knew us and had seen the community we built.

When we launched, we did what every other media site does -- we wrote dozens of articles a day. We wrote about productivity hacks, interesting ways to make a living, and even some strange things like working on LSD or living off Soylent. However, through this process, we learned two things: (1) The business model of churning out dozens of articles a day was on its way to the grave because the advertising model simply wasn't sustainable, nor did it lead to a great user experience. And (2) what our users loved most was our take on business news. So, on April 19th, 2016, we pivoted away from articles and went all-in on email, changing it from a couple emails a week to daily.

Switching from the blog to the email was an inflection point for our business. Both the business numbers and user sentiment exploded. Why? A few reasons.

Unlike most digital media brands, the majority of our content can only be found in our daily email. This means a user must sign up to receive a (free) subscription. This gives us more freedom to write what we want and not play by Facebook's rules since we can easily reach our audience every single day by clicking the "send" button. And because email is intimate and engaging, we're able to charge more for advertising as email rates are generally 10x higher than banner ads. However, the biggest advantage we've found to email is the community we've been able to build around it. Email, unlike most blogs, allows us to have conversations with our readers.

Meet the Founders

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Samuel Parr
CEO & CO-FOUNDER

Started the company by doing everything: writing, design, sales, and anything else. Now focuses on recruiting, business development, and creating new features. Prior to The Hustle, he help start a roommate matching company, a chain of hot dog stands, and an online liquor store.

JH

John Havel
PRESIDENT & CO-FOUNDER

Self-described generalist currently focusing on content, design, tech, and product development. Previously worked in marketing, executive recruiting, trucking, and demolition. How those all work together is still anybody's guess. Founded and sold previous startup, a roommate matching business.

Notable Advisors & Investors

KL

Kevin Lee
Investor, Venture Capital, FundersClub



Transmedia Capital
Investor, Media Venture Firm

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RW

Rick Wong

Investor, Investor

TC

Tim Chen

Investor, CEO, NerdWallet

BG

Bhaskar Ghosh

Investor, VP at NerdWallet

Highlights

Gallery

Team Story

Term Sheet

Market Landscape

Data Room

SeedInvest

Overview

Media Mentions

Q&A with Founder

Financial Discussion

DH

David Houser

Investor, Investor


in

Sieva Kozinsky

Investor, CEO, StudySoup

NM

Neville Medhora

Investor, Financial Blogger, Investor

FA

Fred Akalin

Investor, Investor

JG

Jake Gibson

Investor, Founder, NerdWallet; EIR at 500 Startups

Highlights

Gallery

Team Story

Term Sheet

Market Landscape

Data Room

✉ SeedInvest

Overview

Media Mentions

Q&A with Founder

Financial Discussion

MB

Matt Brimer

Investor, Co-Founder, General Assembly & Daybreaker

MC

Michael Cheung

Investor, Founder Caerus Investment Advisors

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SA

Stewart Aslop

Investor, Partner, Aslop Louie Partners

DN

Dave Nemetz

Investor, Founder of Bleacher Report & Inverse

RS

Ramit Sethi

Investor, Founder of I Will Teach You To Be Rich

Highlights

Gallery

Team Story

Term Sheet

Market Landscape

Data Room

SeedInvest

Overview

Media Mentions

Q&A with Founder

Financial Discussion



Tucker Max

Investor, NYT Best Selling Author

JB

John Battelle

Investor, Founder, The Industry Standard & Federated Media

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TB

Terry Baker

Investor, VP, NerdWallet

JS

Joe Speiser

Investor, Founder, LittleThings

SS

Social Starts

Investor, Media Venture Firm

Highlights

Gallery

Team Story

Term Sheet

Market Landscape

Data Room

✉ SeedInvest

Overview

Media Mentions

Q&A with Founder

Financial Discussion

ML

Micheal Lin

Investor, Entrepreneur

RS

Rishi Sachdev

Investor, Entrepreneur

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